Pricing Term Sheet	Filed Pursuant to Rule 433
Dated May 11, 2020	Registration Statement No. 333-223400
supplementing the Preliminary Prospectus
Supplement dated May 11, 2020
(to Prospectus dated March 2, 2018)

ArcelorMittal

$1,250,000,000

5.50% Mandatorily Convertible Subordinated Notes due 2023

This pricing term sheet dated May 11, 2020 relates only to the offering by ArcelorMittal (the “Issuer”) of its 5.50% Mandatorily Convertible Subordinated Notes due 2023 (the “Notes Offering”) and should be read together with the preliminary prospectus supplement dated May 11, 2020 relating to the Notes Offering (the “Preliminary Prospectus Supplement”) and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus) before making a decision in connection with an investment in the securities. The information in this pricing term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	ArcelorMittal

Ticker for the Underlying Shares:	MT (NYSE, Euronext Amsterdam and Euronext Paris); MTL (Luxembourg Stock Exchange); MTS (Spanish Stock Exchanges)

Issue:	5.50% Mandatorily Convertible Subordinated Notes due 2023 (the “Notes”)

Maturity Date:	May 18, 2023, unless earlier converted or purchased and cancelled

Aggregate Principal Amount Offered:	$1,250,000,000 aggregate principal amount of Notes

Underwriters:	BNP Paribas, Crédit Agricole Corporate and Investment Bank, Goldman Sachs & Co. LLC, J.P. Morgan Securities plc and Société Générale are acting as global coordinators and joint bookrunners, and Banco Bilbao Vizcaya Argentaria, S.A., BofA Securities, Inc., Commerzbank AG, HSBC Securities (USA) Inc., ING Belgium SA/NV, Mizuho International plc, Natixis, UniCredit Bank AG are acting as joint bookrunners

Underwriting Discount:	0.92%

Proceeds Net of Aggregate Underwriting Discounts:	$1,238,500,000

Total Net Proceeds/Use of Proceeds:	The net proceeds of the Notes Offering, after deduction of the underwriting discount and commissions and expenses of approximately $12.7 million, amount to approximately $1.24 billion. The Issuer intends to use the proceeds for general corporate purposes, to deleverage and to enhance liquidity. See “Use of Proceeds” in the Preliminary Prospectus Supplement for further information.

Pricing Date:	May 11, 2020

Trade Date:	May 11, 2020

Issue Date:	May 18, 2020

Issue Price:	100% of the principal amount of the Notes, plus accrued interest, if any, from the Issue Date

CUSIP/ISIN:	03938L 302 / US03938L3024

Interest Rate:	5.50% per annum

Interest Payment Dates:	February 18, May 18, August 18 and November 18 of each year, beginning on August 18, 2020, subject to deferral as described in the Preliminary Prospectus Supplement.

Interest Deferral:

Interest will be due and payable on each Interest Payment Date unless the Issuer elects not to pay such interest on such Interest Payment Date (which it may elect to do on any Interest Payment Date unless such Interest Payment Date is a Mandatory Interest Payment Date). Any such election not to pay interest shall not constitute a default of the Issuer, an Enforcement Event or any other breach of obligations under the Indenture or the Notes or for any other purpose. If the Issuer elects not to pay the interest on an Interest Payment Date, the Issuer will notify the Agents and the holders in accordance with the Indenture not less than ten and not more than 15 Business Days prior to the relevant Interest Payment Date.

Any interest not paid because of such an election of the Issuer will constitute “Optionally Deferred Payments.” Optionally Deferred Payments shall themselves bear interest at the same interest rate borne by the Notes (the “Additional Interest Amount”). Additional Interest Amounts will accrue from the Interest Payment Date on which such amounts were initially deferred, and will be compounded on subsequent Interest Payment Dates, quarterly, at the then-applicable interest rate on the Notes. The nominal amount of any Optionally Deferred Payments together with any Additional Interest Amount shall constitute “Optionally Outstanding Payments.”

The Issuer may pay outstanding Optionally Outstanding Payments (in whole but not in part) at any time upon giving not less than ten and not more than 15 Business Days’ notice to the holders in accordance with the Indenture (which notice will be irrevocable and will require the Issuer to pay the relevant Optionally Outstanding Payments on the payment date specified in such notice). All outstanding Optionally Outstanding Payments shall become due and payable (in whole but not in part) and shall be paid by the Issuer on any Mandatory Interest Payment Date.

Share Reference Price:	$9.27 per ordinary share of the Issuer (the public offering price in the Concurrent Share Offering).

Conversion Premium	Approximately 17.5% above the Minimum Conversion Price.

Adjustments:	Each Conversion Price and Conversion Ratio will be subject to adjustment upon the occurrence after the Issue Date of an Adjustment Event.

Minimum Conversion Price:	$9.27 per ordinary share of the Issuer (initially equal to the Share Reference Price).

Maximum Conversion Ratio:	2.69687 ordinary shares of the Issuer per $25 principal amount of the Notes, subject to adjustment.

Maximum Conversion Price:	$10.89 per ordinary share of the Issuer, subject to adjustment.

Minimum Conversion Ratio:	Initially 2.29521 ordinary shares of the Issuer per $25 principal amount of the Notes, subject to adjustment.

Initial Non-conversion Period:	Notwithstanding any other provision of the Notes, the Notes will not be convertible under any circumstances prior to July 28, 2020.

Ranking:	The obligations of the Issuer under the Notes constitute its direct, unsecured and subordinated obligations and will rank at all times pari passu without any preference or priority among themselves and will (subject to such exceptions as are from time to time mandatory under Luxembourg law) rank (a) in priority only to the rights and claims against the Issuer of the holders of Junior Securities; (b) pari passu with the rights and claims against the Issuer of the holders of any Parity Securities; and (c) junior to the rights and claims against the Issuer of the Issuer’s Senior Creditors. As of the Issue Date, there are no Parity Securities, and the only Junior Securities are the Shares.

Listing:	The Issuer will apply to list the Notes on the New York Stock Exchange (the “NYSE”), subject to satisfaction of the NYSE’s minimum equity listing standards with respect to the Notes. There can be no assurance that such requirement will be satisfied.

Mandatory Conversion on the Maturity Date:	Each Note not converted prior to the 25th Scheduled Trading Day immediately preceding the Maturity Date will be mandatorily converted on the Maturity Date into a number of Shares equal to the Relevant Conversion Ratio. On the Maturity Date, the Issuer will, in addition, pay any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Maturity Date.

Accelerated Mandatory Conversion:	Following the Initial Non-conversion Period, upon the occurrence of an Accelerated Mandatory Conversion Event prior to the 25th Scheduled Trading Day preceding the Maturity Date, the Issuer will notify the holders, the trustee and the securities administrator in accordance with the Indenture, and each $25 principal amount of outstanding Notes will be mandatorily converted into Shares at the then prevailing Maximum Conversion Ratio and the Issuer will pay a cash amount equal to the sum of (i) the Make-whole Amount, (ii) any Optionally Outstanding Payments, and (iii) any other accrued and unpaid interest.

Early Mandatory Conversion at the Option of the Issuer:	The Issuer may elect to cause the conversion of the Notes, in whole but not in part, into Shares at any time during the Conversion Period by giving not less than 30 and not more than 60 days’ advance notice, in which case each $25 principal amount of Notes will be mandatorily converted on the Optional Mandatory Conversion Date into such number of Settlement Shares as is equal to the Maximum Conversion Ratio. On the Settlement Date, the Issuer will, in addition, pay the Make-whole Amount, any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Settlement Date.

Voluntary Conversion Right of the Holder:	Each holder has the right to convert each of its Notes in whole or in part on any Business Day during the Conversion Period into a number of Settlement Shares equal to the Minimum Conversion Ratio. On the Settlement Date, the Issuer will, in addition, pay any Optionally Outstanding Payments in respect of the Notes being converted. Accrued and unpaid interest from, and including, the preceding Interest Payment Date, if any, to, but excluding, the conversion date will be deemed to have been paid in full rather than cancelled, extinguished or forfeited.

Voluntary Conversion upon the Occurrence of a Relevant Event:	Each holder who exercises its Voluntary Conversion Right during a Special Voluntary Conversion Period has the right to convert each of its Notes in whole or in part into Settlement Shares at the Relevant Event Conversion Ratio in the event of a Relevant Event after the Initial non-conversion Period and prior to the 25th Scheduled Trading Day preceding the Maturity Date, as described in the Preliminary Prospectus Supplement. On the Settlement Date, the Issuer will, in addition, pay the Make-whole Amount, any Optionally Outstanding Payments and any other accrued and unpaid interest to, but excluding, the Settlement Date, in each case in respect of the Notes being converted.

Make-whole Amount:	An amount per Note calculated by the Calculation Agent and equal to the approximate value of the embedded option right that has not yet been compensated for up to the relevant Settlement Date, calculated (and rounded to the nearest whole multiple of $0.01, with $0.005 being rounded upwards) pursuant to the following formula:

where:

M =	the Make-whole Amount;

A =	$3.74;

c =	the number of days from, and including, the relevant Settlement Date to, but excluding, the Maturity Date; and

t =	the number of days from, and including, the Issue Date to, but excluding, the Maturity Date.

Mittal Family Trust Participation:	Lumen Investments S.à r.l., a company controlled by a Mittal Family Trust, is purchasing $100 million aggregate principal amount of Notes in the Notes Offering and $100 million aggregate principal amount of Shares in the Concurrent Share Offering at a public offering price of €8.57 per Share (corresponding to 10,787,487 Shares). Following the completion of the Notes Offering and the Concurrent Share Offering, Lumen Investments S.à r.l. will own 35.6% of ArcelorMittal’s outstanding shares; assuming conversion of all Notes this percentage would be 32.6% (assuming conversion of all Notes at the Maximum Conversion Ratio) or 33.0% (assuming conversion of all Notes at the Minimum Conversion Ratio). The underwriters will not receive any discounts and commissions relating to the Shares and Notes purchased by Lumen Investments S.à r.l.

Concurrent Share Offering:

Concurrently with the Notes Offering, the Issuer is offering 80,906,149 ordinary shares of the Issuer (the “Shares”) by means of a separate prospectus supplement and accompanying prospectus in an offering registered under the Securities Act (the “Concurrent Share Offering”). The net proceeds of the Concurrent Share Offering, after deduction of aggregate underwriting discounts and commissions and expenses of approximately $7.4 million, amount to approximately $742.6 million. BNP PARIBAS, Crédit Agricole CIB, Goldman Sachs & Co. LLC, J.P. Morgan and Société Générale, the global coordinators and joint bookrunners of the Notes Offering, will act as the global coordinators and joint bookrunners for the Concurrent Share Offering, and BBVA, BofA Securities, COMMERZBANK, HSBC, ING, Mizuho International plc, Natixis and UniCredit, joint bookrunners of the Notes Offering, will act as joint bookrunners for the Concurrent Share Offering.

The Notes Offering is not contingent upon the completion of the Concurrent Share Offering, and the Concurrent Share Offering is not contingent upon the Notes Offering.

Redemption upon a Shareholder Event:	It is anticipated that the Issuer will not initially have sufficient Shares available through standing corporate authorization and Shares in treasury available to satisfy all its Share delivery obligations upon conversion of the Notes after giving effect to the Concurrent Share Offering and other outstanding Share delivery obligations. The Issuer intends to convene a general meeting of shareholders where a resolution (the “Shareholder Resolution”) will be proposed to approve sufficient authorized capital for the issuance of the maximum number of Shares potentially deliverable upon conversion of the Notes.

If the Shareholder Resolution is not passed by July 28, 2020 (the “Resolution Deadline”), the Issuer may, by giving notice (the “Shareholder Event Notice”) not later than the 10th Trading Day after the Resolution Deadline (the “Shareholder Event Notice Period”), elect to redeem all but not some only of the Notes at the greater of (i) 102% of the principal amount of the Notes, together with accrued interest and (ii) 102% of the Fair Note Value of the Notes together with accrued interest, whereupon the Notes will be redeemed, on the day falling three Trading Days after the end of the Fair Note Value Calculation Period. If the Shareholder Resolution is not passed by the Resolution Deadline, the Initial Non-Conversion Period will be automatically extended through (1) the expiration of the Shareholder Event Notice Period, or (2) the redemption of the Notes, if the Issuer exercises such right.

Accounting Treatment:	The principal amount of the Notes issued will be allocated according to IAS 32.31 between financial liabilities and equity taking into consideration transaction costs. In case of the conversion of any Note there will be a transfer between additional paid-in capital and share capital in the amount of the notional value of the issued shares.

Lock-Up:	180 days from the date of the final prospectus supplement.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the Notes Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Notes Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC by calling toll-free +1-212-902-1171.

It is expected that delivery of the Notes will be made against payment therefor on or about May 18, 2020, which is the fifth business day following the trade date for the offering (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before settlement should consult their own advisors.

MiFID II professionals/ECPs-only/No PRIIPs KID—Manufacturer Target Market (MiFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) has been prepared as not available to retail in EEA.

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